Exhibit 99.1

CORRECTING and REPLACING Allied Esports Entertainment Announces Fourth

Quarter and Full Year 2019 Financial Results

Fourth Quarter 2019 Revenue of $6.5 Million, Up 19% Year-Over-Year

Full Year 2019 Revenue of $26.1 Million, Up 27% Year-Over Year

CORRECTION...by Allied Esports Entertainment, Inc.

IRVINE, Calif.--(BUSINESS WIRE)-- Please replace the release dated March 16, 2020 with the following corrected version due to multiple revisions. Note changes made in body of the release for net loss in addition to the Statements of Operations - Basic and Diluted Net Loss per Common Share and Weighted Average Number of Common Shares Outstanding.

The corrected release reads:

Allied Esports Entertainment Announces Fourth Quarter and Full Year 2019 Financial Results

Fourth Quarter 2019 Revenue of $6.5 Million, Up 19% Year-Over-Year

Full Year 2019 Revenue of $26.1 Million, Up 27% Year-Over Year

IRVINE, Calif.--(BUSINESS WIRE)-- Allied Esports Entertainment, Inc. (NASDAQ: AESE) (the “Company”), a global esports entertainment company, today announced its financial results for the fourth quarter and full year ended December 31, 2019, as well as an update on several key business initiatives.

Commenting on the Company’s fourth quarter results, the Company’s CEO, Frank Ng, said, “Allied Esports Entertainment wrapped-up a transformational year ending with a strong fourth quarter highlighted by robust topline growth and continued execution of our strategic initiatives. Fourth quarter total revenues of $6.5 million increased 19.5% compared to the fourth quarter last year, driven by growth in both our Esports and Poker businesses. In addition to our strong financial performance, we also made significant progress in the fourth quarter with our strategic partnerships announced earlier in the year with Simon Property Group (NYSE: SPG) and TV Azteca and with this momentum, we announced a new relationship with Brookfield Properties. Our excellent fourth quarter results culminated in an impressive performance for the full year, which included a 26.5% increase in total revenue along with a 38% improvement in adjusted EBITDA from a year ago.”

Mr. Ng concluded, “Overall, 2019 was a very productive and foundational year for Allied Esports Entertainment. I want to thank everyone at the Company for their hard work and dedication during a year of significant change. Momentum is gathering and we are all looking forward to building on this success in 2020.”

Fourth Quarter 2019 Financial Results

Revenues: Total revenues in the fourth quarter of 2019 increased 19% to $6.5 million from $5.4 million in the fourth quarter of 2018, reflecting growth in each of the three pillars- In-person, Multiplatform Content, Interactive.

In-person revenues increased approximately 6%, to approximately $2.2 million for the fourth quarter of 2019 from approximately $2.1 million in the fourth quarter of last year. The increase in In-person revenues relate primarily to growth in the Allied Esports business offset slightly by lower poker event revenues primarily due to timing issues.

Multiplatform Content revenues increased 74%, to approximately $2.0 million for the fourth quarter of 2019 from approximately $1.1 million in the fourth quarter of last year. The increase in Multiplatform Content revenues relate primarily to the WPT business, with increased sponsorship revenues as well as higher distribution revenues and music royalties.

Interactive revenues increased 4%, to approximately $2.3 million for the fourth quarter of 2019 from approximately $2.2 million in the prior year quarter. The increase in Interactive revenues all relates to the WPT business, driven by increased subscriptions and virtual product purchases.

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
	2019	2018	2019	2018

Revenues
In-person	$2,246,046	$2,113,274	$11,133,412	$8,181,355
Multiplatform content	1,958,031	1,125,012	5,498,404	3,246,657
Interactive	2,252,983	2,165,673	9,440,179	9,175,243
Total Revenues	$6,457,060	$5,403,959	$26,071,995	$20,603,255

Costs and expenses: Total costs and expenses for the fourth quarter was $11.6 million, flat compared to the fourth quarter of 2018. Costs and Expenses in 2019 benefitted from lower impairment expense versus the prior year period. This was offset by increased In-person and Multiplatform expenses and higher SG&A, including public company costs.

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
	2019	2018	2019	2018

Costs and expenses
In-person (exclusive of depreciation and amortization)	$1,931,677	$550,935	$4,832,897	$4,543,542
Multiplatform content (exclusive of depreciation and amortization)	905,289	262,956	3,813,116	2,296,790
Interactive (exclusive of depreciation and amortization)	503,028	570,623	2,479,040	2,473,970
Online operating expenses	198,776	702,785	688,045	2,244,574
Selling and marketing expenses	931,258	879,039	3,575,903	4,022,602
General and administrative expenses	5,151,834	4,087,670	18,530,000	16,452,392
Depreciation and amortization	1,633,794	1,482,689	6,767,741	6,711,398
Impairment of investment in ESA	-	2,092,953	600,000	9,683,158
Impairment of deferred production costs and intangible asset	330,340	1,005,292	330,340	1,005,292
Total Costs and Expenses	$11,585,996	$11,634,942	$41,617,082	$49,433,718

Net loss for the fourth quarter of 2019 was $5.8 million, an improvement from $6.6 million in the prior year period.

Fourth quarter adjusted EBITDA, a non-GAAP measure, was ($2.9) million from ($1.8) million in the fourth quarter of 2018. A reconciliation of the GAAP-basis net loss to adjusted EBITDA is provided in the table at the end of this press release.

Balance Sheet

As of December 31, 2019, the Company had a cash position of $12.1 million, including $3.7 million of restricted cash, compared to $10.5 million at December 31, 2018. The increase was due to the proceeds from the merger transaction that we consummated on August 9, 2019. The Company’s convertible debt totaled $14 million. As of December 31, 2019, the Company’s basic and diluted common shares outstanding totaled 23.2 million shares.

Operational Update

Allied Esports

In the fourth quarter of 2019, Allied Esports held 78 events at its flagship HyperX Esports Arena Las Vegas at the Luxor Hotel & Casino with notable events including, League of Legends All-Star 2019, Capcom Cup North America Regional Finals, Simon Cup Grand Final, SoulCalibur World Invitational, and the Big Buck Hunter World Championship.

The HyperX Esports Truck in North America and in Europe were deployed at nine events including Simon Cup Qualifiers, Posty Fest, Las Vegas Bowl, DreamHack Atlanta and DreamHack Winter, Gamevention and EGX London.

The Company successfully completed its pilot season of the Simon Cup, a U.S. nationwide amateur esports tournament, featuring Fortnite and co-produced by Allied Esports and Simon. The tournament combined online and on mall qualifying rounds and events in the New York and Los Angeles markets and was marketed using on-mall advertising inventory at 13 Simon destinations. The tournament was also supported by sponsors, Microsoft Stores and Apple Pay. The Grand Final event was hosted at the HyperX Esports Arena Las Vegas, featuring special appearances by FaZe Clan’s Cizzorz, GwidT and Clipz, and was streamed live on the Twitch channels of Fortnite influencers Nickmercs, Symfuhny and HighDistortion, as well as Allied Esports, where a full replay of the event is available.

The Company announced a strategic alliance with Wanyoo, operator of the largest network of esports centers in China. Wanyoo will become an official affiliate member of the Allied Esports Property Network. As part of the multiyear agreement, Allied Esports and Wanyoo will collaborate on the creation and monetization of esports experiences and events to reach Wanyoo’s 16 million-plus global members in more than 800 locations across China and around the world, including facilities in the United States, Australia, Singapore, the United Kingdom and Canada.

In January, Allied Esports and Simon announced its first Allied Esports venue at a Simon destination, debuting at Simon’s Mall of Georgia, the largest shopping destination in the Southeast, in the second half of 2020. In addition, the Company announced a strategic relationship with Brookfield Property Partners (NASDAQ: BPY), who will bring Allied Esports’ new on mall esports venue concept to its existing Brookfield Properties retail destinations. Allied Esports will collaborate with Simon and Brookfield Properties on the development of dedicated esports venues and gaming experiences which will be designed for tournament play of all levels, with PCs and consoles available for daily use, complete broadcast and streaming production capabilities, full food and beverage options, and experiential retail.

Fortress Esports, Allied Esports’ first Affiliate Program partner and Property Network member covering Australia and New Zealand, opened its first venue on March 13, 2020 at Australia’s largest shopping mall, Emporium, in Melbourne, Australia. At over 29,000 sq. ft., it is the southern hemisphere’s largest video gaming and esports venue.

World Poker Tour®

In October, the WPT hosted its first event in Australia. WPT Australia attracted 658 entries at The Star Gold Coast and is now the third-most attended poker event in Australia.

In November, the inaugural WPT Cambodia festival set the record for most entries (750) and prize pool ($727,500) for an open event in WPT Asia Pacific. In addition, the event attracted players from 41 unique countries. In July, WPT will host the first WPT Cambodia Main Event.

WPT Foundation traveled to Albany, Bahamas for the Hero World Challenge charity poker tournament to raise money for the TGR Foundation in association with the WPT Foundation. The event raised $580,000 and the WPT Foundation has now helped raise more than $22 million in charitable funds across many different events.

In December, the most prestigious WPT event, the WPT Five Diamond Poker Classic, set another record for most entries (1,035) and prize pool in a $10,000 buy-in event ($10,039,500). In addition, WPT held exclusive VIP events with its newest partners Louis XIII and Moraga Bel Air.

In January, WPT announced a new distribution deal for 2020 to air the WPT television show in syndication across 15 million additional homes in the United States and is now available in 102 million households country wide. The deal also includes 22 markets across all regions of the country.

Fourth Quarter and Full Year 2019 Conference Call

The Company will host a conference call today at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time to discuss its fourth quarter and full year 2019 financial results. Participants may join the conference call by dialing 1-877-407-0792 (United States) or 1-201-689-8263 (International).

A live webcast of the conference call will also be available on Allied Esports’ Investor Relations site at http://ir.alliedesportsent.com. Additionally, financial information presented on the call will be available on Allied Esports’ Investor Relations site. For those unable to participate in the conference call, a telephonic replay of the call will also be available shortly after the completion of the call, until 11:59 pm ET on Monday, March 30, 2020, by dialing 1-844-512-2921 (United States) or 1-412-317-6671 (International) and entering the replay pin number: 13698423.

About Allied Esports Entertainment

Allied Esports Entertainment, Inc. (NASDAQ: AESE) is a global leader in esports entertainment, providing innovative infrastructure, transformative live experiences, multiplatform content and interactive services to audiences worldwide through its strategic fusion of two powerful entertainment brands: Allied Esports International, Inc. (Allied Esports) and the World Poker Tour (WPT).

Allied Esports is an award-winning esports company comprised of a global network of dedicated esports properties and content production facilities. Its mission is to connect players, streamers and fans around the world through integrated arenas, including its flagship venue, HyperX Esports Arena Las Vegas, its fleet of mobile esports trucks, the HyperX Esports Trucks, and affiliate members of the Allied Esports Property Network, which serve as both competition battlegrounds and everyday content generation hubs.

World Poker Tour is the premier name in internationally televised gaming and entertainment with brand presence in land-based tournaments, television, online, and mobile. WPT ignited the global poker boom in 2002 with the creation of its iconic television show, now in its 18th season, based on a series of high-stakes poker tournaments. ClubWPT.com is a unique online membership platform that offers inside access to the WPT.

Non-GAAP Financial Measures

As a supplement to our financial measures presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), Allied Esports Entertainment presents certain non-GAAP measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from, as a substitute for, or as more important than, the financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP measures have limitations in that they do not reflect all of the items associated with the company’s results of operations as determined in accordance with GAAP.

Allied Esports Entertainment provides net income (loss) and earnings (loss) per share in accordance with GAAP. In addition, Allied Esports Entertainment provides EBITDA (defined as GAAP net income (loss) before interest (income) expense, income taxes, depreciation, and amortization). The Company defines Adjusted EBITDA as EBITDA excluding stock-based compensation and impairment losses.

In the future, Allied Esports Entertainment may also consider whether other items should also be excluded in calculating the non-GAAP financial measures used by the company. Management believes that the presentation of these non-GAAP financial measures provides investors with additional useful information to measure Allied Esports Entertainment’s financial and operating performance. In particular, the measures facilitate comparison of operating performance between periods and help investors to better understand the operating results of Allied Esports Entertainment by excluding certain items that may not be indicative of the Company’s core business, operating results, or future outlook. Additionally, we consider quantitative and qualitative factors in assessing whether to adjust for the impact of items that may be significant or that could affect an understanding of our ongoing financial and business performance or trends. Internally, management uses these non-GAAP financial measures, along with others, in assessing the Company’s operating results, and measuring compliance with the requirements of the Company’s debt financing agreements, as well as in planning and forecasting.

Allied Esports Entertainment’s non-GAAP financial measures are not based on a comprehensive set of accounting rules or principles, and the terms non-GAAP net income, non-GAAP earnings per share, and non-GAAP or adjusted EBITDA do not have a standardized meaning. Therefore, other companies may use the same or similarly named measures, but exclude different items, which may not provide investors a comparable view of Allied Esports Entertainment’s performance in relation to other companies.

Management compensates for the limitations resulting from the exclusion of these items by considering the impact of the items separately and by considering Allied Esports Entertainment’s GAAP, as well as non-GAAP, results and outlook, and by presenting the most comparable GAAP measures directly ahead of non-GAAP measures, and by providing a reconciliation that indicates and describes the adjustments made.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to meet Nasdaq’s continued listing standards; AESE’s ability to execute on its business plan; the ability to retain key personnel; potential litigation; and general economic and market conditions, impacting demand for AESE’s services. AESE does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Allied Esports Entertainment, Inc.
Consolidated Balance Sheets

	December 31,
	2019	2018

Assets
Current Assets
Cash	$8,440,573	$10,471,296
Restricted cash	3,650,000	-
Accounts receivable	2,121,326	1,533,235
Prepaid expenses and other current assets	1,367,795	711,889
Total Current Assets	15,579,694	12,716,420
Property and equipment, net	20,554,307	21,440,097
Goodwill	4,083,621	4,083,621
Intangible assets, net	14,789,876	17,234,992
Deposits	712,463	632,963
Deferred production costs	10,962,482	9,058,844
Other assets	4,638,631	500,000
Total Assets	$71,321,074	$65,666,937
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable	$956,871	$1,072,499
Accrued expenses and other current liabilities	3,892,471	2,862,145
Accrued interest on convertible debt	2,088,994	-
Deferred revenue	3,855,459	3,307,843
Convertible debt, net of discount	12,845,501	-
Convertible debt, related party, net of discount	988,115	-
Due to Former Parent	-	33,019,510
Total Current Liabilities	24,627,411	40,261,997
Deferred rent	2,472,837	1,383,644
Total Liabilities	27,100,248	41,645,641

Commitments and Contingencies

Stockholders' Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value; 65,000,000 shares authorized, 23,176,146 and 11,602,754 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	2,317	1,160
Additional paid in capital	161,300,916	124,361,130
Accumulated deficit	(117,218,584)	(100,479,855)
Accumulated other comprehensive income	136,177	138,861
Total Stockholders' Equity	44,220,826	24,021,296
Total Liabilities and Stockholders' Equity	$71,321,074	$65,666,937

Allied Esports Entertainment, Inc.
Consolidated Statements of Operations

	For the Three Months Ended		For the Years Ended
	December 31,		December 31,
	2019	2018	2019	2018

Revenues
In-person	$2,246,046	2,113,274	$11,133,412	$8,181,355
Multiplatform content	1,958,031	1,125,012	5,498,404	3,246,657
Interactive	2,252,983	2,165,673	9,440,179	9,175,243
Total Revenues	6,457,060	5,403,959	26,071,995	20,603,255
Costs and expenses
In-person (exclusive of depreciation and amortization)	1,931,677	550,935	4,832,897	4,543,542
Multiplatform content (exclusive of depreciation and amortization)	905,289	262,956	3,813,116	2,296,790
Interactive (exclusive of depreciation and amortization)	503,028	570,623	2,479,040	2,473,970
Online operating expenses	198,776	702,785	688,045	2,244,574
Selling and marketing expenses	931,258	879,039	3,575,903	4,022,602
General and administrative expenses	5,151,834	4,087,670	18,530,000	16,452,392
Depreciation and amortization	1,633,794	1,482,689	6,767,741	6,711,398
Impairment of investment in ESA	-	2,092,953	600,000	9,683,158
Impairment of deferred production costs and intangible assets	330,340	1,005,292	330,340	1,005,292
Total Costs and Expenses	11,585,996	11,634,942	41,617,082	49,433,718
Loss From Operations	(5,128,936)	(6,230,983)	(15,545,087)	(28,830,463)
Other Income (Expense):
Other income	2,742	11,181	18,426	126,689
Interest expense	(678,684)	(239,822)	(1,197,127)	(2,117,438)
Foreign currency exchange loss	(14,941)	(183,119)	(14,941)	(198,513)
Total Other Expense	(690,883)	(411,760)	(1,193,642)	(2,189,262)
Net Loss	(5,819,819)	(6,642,743)	(16,738,729)	(31,019,725)
Net loss attributed to non-controlling interest	-	807,254	-	403,627
Net Loss Attributable to Allied Esports Entertainment, Inc.	$(5,819,819)	$(5,835,489)	$(16,738,729)	$(30,616,098)

Basic and Diluted Net Loss per Common Share	$(0.25)	$(0.50)	$(1.04)	$(2.64)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	23,176,146	11,602,754	16,159,444	11,602,754

Allied Esports Entertainment, Inc.
Consolidated Statements of Cash Flows

	For The Years Ended
	December 31,
	2019	2018
Cash Flows From Operating Activities
Net loss	$(16,738,729)	$(31,019,725)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	277,045	(766,417)
Amortization of debt discount	101,012	-
Bad debt expense (recovery)	-	(79,414)
Depreciation and amortization	6,767,741	6,711,398
Subsidiary loss during consolidation period	-	1,838,739
Impairment of investment in ESA	600,000	9,683,158
Impairment of deferred production costs	330,340	768,459
Impairment of intangibles	-	236,833
Write-off of capitalized software costs	-	648,563
Deferred rent	189,972	294,440
Accrued interest on notes payable to Former Parent	-	1,843,659
Changes in operating assets and liabilities:
Accounts receivable	(685,977)	(902,614)
Deposits	(79,500)	19,397
Deferred production costs	(2,233,978)	(4,808,424)
Prepaid expenses and other current assets	124,106	(336,555)
Accounts payable	(982,153)	(861,632)
Accrued expenses and other current liabilities	622,715	551,593
Accrued interest on convertible debt	1,096,117	-
Deferred revenue	547,616	1,566,989
Total adjustments	6,675,056	16,408,172
Net Cash Used In Operating Activities	(10,063,673)	(14,611,553)

Cash Flows From Investing Activities
Net cash acquired in Merger	14,941,683	-
Funding of investment in TV Azteca	(3,500,000)	-
Purchases of property and equipment	(2,214,026)	(17,144,397)
Proceeds from licensing software	-	341,193
Funding of investment in ESA	(1,140,745)	(6,230,038)
Purchases of intangible assets	(50,096)	(38,559)
Net Cash Provided by (Used In) Investing Activities	$8,036,816	$(23,071,801)

Allied Esports Entertainment, Inc.
Consolidated Statements of Cash Flows, continued

	For The Years Ended
	December 31,
	2019	2018

Cash Flows From Financing Activities
Proceeds from convertible debt	$3,000,000	$-
Proceeds from convertible debt, related party	1,000,000	-
Proceeds from notes payable to Former Parent	-	11,383,207
Due to Former Parent	(346,804)	22,912,205
Net Cash Provided By Financing Activities	3,653,196	34,295,412

Effect of Exchange Rate Changes on Cash	(7,062)	249,100

Net Increase (Decrease) In Cash And Restricted Cash	1,619,277	(3,138,842)
Cash and restricted cash - Beginning of period	10,471,296	13,610,138
Cash and restricted cash - End of period	$12,090,573	$10,471,296

Cash and restricted cash consisted of the following:
Cash	8,440,573	10,471,296
Restricted cash	3,650,000	-
	$12,090,573	$10,471,296

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$-	$55,178

Non-cash investing and financing activities:
Non-cash investment in ESA	$97,886	$5,363,706
Due to Former Parent satisfied by issuance of common stock in connection with Merger	$18,179,745	$-
Convertible debt and related interest assumed in Merger	$10,992,877	$-
Warrants granted to convertible debt holders in connection with Merger	$114,804	$-
Contingent consideration for convertible debt holders in connection with Merger	$152,590	$-
Effect of restructuring	$-	$42,505,325
Leasehold improvements acquired through lease incentives	$899,221	$-
Property and equipment acquired through accrued expenses	$269,110	$-

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(unaudited)

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of AESE’s profitability or liquidity. AESE’s management believes EBITDA and Adjusted EBITDA are useful because they allow external users of its financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate its operating performance, compare the results of its operations from period to period and against AESE’s peers without regard to AESE’s financing methods, hedging positions or capital structure and because it highlights trends in AESE’s business that may not otherwise be apparent when relying solely on GAAP measures. AESE presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA AESE presents may not be comparable to similarly titled measures of other companies. AESE defines EBITDA as earnings before interest, income taxes, depreciation and amortization of intangibles. AESE defines Adjusted EBITDA as EBITDA excluding stock-based compensation and impairment losses.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, AESE’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net loss	$(5,819,819)	$(6,642,743)	$(16,738,729)	$(31,019,725)
Interest expense, net	678,684	239,822	1,197,127	2,117,438
Federal, state, and foreign taxes	800	16	5,354	78,106
Depreciation and amortization	1,633,794	1,482,689	6,767,741	6,711,398
EBITDA	(3,506,541)	(4,920,216)	(8,768,507)	(22,112,783)
Stock compensation	258,638	12,583	277,045	(766,417)
Impairment expense	330,340	3,098,245	930,340	10,688,450
Adjusted EBITDA	$(2,917,563)	$(1,809,388)	$(7,561,122)	$(12,190,750)

Contacts

Investor Contact:
Lasse Glassen
Addo Investor Relations
lglassen@addoir.com
424-238-6249

Media Contact:
Brian Fisher
Allied Esports Entertainment
brian@alliedesports.com

Source: Allied Esports Entertainment, Inc.